August 29, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	Scorpio Bulkers Inc.

Registration Statement on Form F-1

File No. 333-197949

Dear Mr. Dobbie:

Reference is made to the registration statement on Form F-1 (the “Registration Statement”) of Scorpio Bulkers Inc. (the “Company”) in connection with the registration of the Company’s senior notes under the Securities Act of 1933, as amended, that was publicly filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on August 7, 2014. By letter dated August 22, 2014 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Registration Statement. The first amended registration statement on Form F-1 (the “First Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter, is today being publicly filed with the Commission via EDGAR.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the First Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Prospectus Cover Page

1.	Please disclose the principal amount of debt being offered and any other information that may not be omitted pursuant to Rule 430A of the Securities Act in your next amendment. Refer to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised its disclosure to include the principal amount of the notes being offered on the prospectus cover page and back cover.

Use of Proceeds, page 47

2.	Please revise to disclose in greater detail the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. For example, we note your disclosure that you anticipate using the net proceeds for “general corporate purposes, including vessel acquisitions.” Please provide additional detail about what you expect general corporate purposes to include or explain why you cannot do so. Please also disclose whether you have identified any potential acquisition.

The Company advises the Staff that it expects to use all or substantially all of the net proceeds of the offering to fund installment payments due under its Newbuilding Program, and the remaining amount, if any, for general corporate purposes and working capital. The Company has revised its disclosure in the First Amended Registration Statement to include this additional information on its expected use of proceeds. The Company further advises the Staff that, as of the date hereof, it has not identified to which of its newbuilding vessels the proceeds will be applied.

Exhibit 5.1

3.	We note that the legality opinion is limited to the laws of the State of New York yet the registrant is organized in the Marshall Islands. Counsel must also consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion. Please either revise the legality opinion to state that it also covers the laws of the Marshall Islands or provide a separate opinion from Marshall Islands counsel with respect to the due authorization and corporate authority of the registrant.

In response to the Staff’s comment, the Company has filed a revised opinion of counsel as Exhibit 5.1 to cover Marshall Islands law.

Exhibit 8.1

4.	Please have counsel revise the first paragraph on page 2 of the opinion to clearly state that the disclosure under the headings “Risk Factors—We may have to pay tax on United States source income, which would reduce our earnings and cash flow,” “Risk Factors – United States tax authorities could treat us as a ‘passive foreign investment company,’ which could have adverse United States federal income tax consequences to United States holders,” “Tax Considerations” and “Marshall Islands Tax Considerations” is the opinion of counsel. Please also revise the disclosure under these headings in the prospectus to clearly state that it is the opinion of counsel.

In response to the Staff’s comment, the Company has filed a revised opinion of counsel as Exhibit 8.1, and has revised the sections of the First Amended Registration Statement entitled “Tax Considerations” and Marshall Islands Tax Considerations” to state that the discussion contained therein, respectively, is the opinion of counsel.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265, Keith Billotti, Esq. at (212) 574-1274 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Edward S. Horton
Edward S. Horton